Legg Mason Partners Short Term Duration Fund

Additional Shareholder Information (unaudited)
Results of a Special Meeting of Shareholders

On November 29, 2005, a Special Meeting of Shareholders was held to approve a new management agreement. The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each matter voted on at the Special Meeting of Shareholders.

Approval of New Management Agreement
                                                                 Broker
Item Voted On    Votes For      Votes Against   Abstentions     Non-Votes
New Management 67,251,181.644   3,167,818.074   1,953,078.080  297,816.640
 Agreement